ABOUT UNION BANKSHARES

Union Bankshares, Inc. operates as the holding company for Union Bank, which provides commercial, retail and municipal banking services and asset management services throughout northern Vermont and northwestern New Hampshire. Union Bank was founded in 1891 in Morrisville, Vermont, where the Bank's and its holding company's headquarters are located. Union Bank has recently grown through acquisition and operates 17 banking offices, a loan center and 34 ATMs.

Union Bank is committed to the communities it serves, and encourages employee participation in community events and charitable services. The growing asset base of over $555 million provides the financial strength to successfully serve its constituents.

Union Bank has scored an "Outstanding" rating on all Community Reinvestment Act examinations since 1995 and has been an SBA "Preferred Lender" since 1987.

UNION BANK OFFICES
(ATMS AT ALL BRANCH LOCATIONS)

VERMONT

DANVILLE
421 Route 2 East
802-684-2211

FAIRFAX
Jct. Rtes. 104 & 128
802-849-2600

HARDWICK
103 VT Rte. 15
802-472-8100

JEFFERSONVILLE
44 Main St.
802-644-6600

JOHNSON
198 Lower Main St.
802-635-6600

LYNDONVILLE
183 Depot St.
802-626-3100

MORRISVILLE
20 Lower Main St.
802-888-6600

65 Northgate Plaza
Route 100
802-888-6860

ST. ALBANS
15 Mapleville Depot
802-524-9000

ST. JOHNSBURY
364 Railroad St.
802-748-3131

325 Portland St.
802-748-3121

Green Mtn. Mall
1998 Memorial Dr.
802-748-2454

S. BURLINGTON
Loan Center
30 Kimball Ave.
802-865-1000

STOWE
47 Park St.
802-253-6600

NEW HAMPSHIRE

GROVETON
3 State Street
603-636-1611

LITTLETON
263 Dells Road
603-444-7136

76 Main Street
603-444-5321

N. WOODSTOCK
155 Main Street
603-745-2488

SHAREHOLDER ASSISTANCE AND INVESTOR INFORMATION

If you need assistance with a change in registration of certificates, combining your certificates into one, reporting lost certificates, non-receipt or loss of dividend checks, assistance regarding direct deposit of dividends, information about the Company, or to receive copies of financial reports, please contact JoAnn Tallman, Assistant Secretary at 802-888-6600 or contact our Transfer Agent at the address and phone number listed below:

Transfer Agent: Registrar & Transfer Company
                     Attn: Stock Transfer Department
                     10 Commerce Drive
                     Cranford, NJ 07016

                     Phone: 800-368-5948
                     Fax: 908-497-2318
                     E-mail: info@rtco.com

NASDAQ Stock Market

Ticker Symbol: UNB

Corporate Name: Union Bankshares, Inc.

Corporate Address: 20 Lower Main Street
                      PO Box 667
                      Morrisville, VT 05661-0667

Investor Relations: www.UnionBankVT.com



First Quarter Report

Union Bankshares, Inc.

March 31, 2012

NASDAQ: UNB

Union Bankshares, Inc.

May 9, 2012

DEAR SHAREHOLDER,

The first quarter showed significant improvement over last year as assets increased 20.8% and net income 19.4% due to both organic growth and the impact of the branches acquired in May last year.

On the lending side, we continue to experience brisk residential mortgage activity in refinance, purchase and construction loans. Interest rates have continued to remain very low, which has contributed to the loan volume. We sold into the secondary market $22.4 million in residential mortgages in the past quarter vs. $16.7 million in the first quarter last year. We remain concerned about long-term interest rate risks when interest rates trend upward, and they will eventually, fixed rate loans will negatively impact net interest income. Residential construction loans outstanding have more than doubled this spring to $15.1 million and are expected to increase more as we move into the height of the Vermont/Northern New Hampshire construction season.

On March 30th we finalized the purchase of the Littleton Main Street building in which our branch office is located. We acquired the branch office in May 2011 and with the lease up for renewal this year, it made more sense to own the entire building than to lease only a portion. With the purchase we also acquired the leases of four long-term tenants which complement nicely our branch operation in this 18,000 S.F. building.

There has been much said about the unusually mild winter, both locally and nationally. Preliminary statistics estimate "skier days" are off 15% nationally. In addition, snow mobile and cross country ski revenues were below normal. Fortunately, last summer and fall tourism revenue in our markets were strong, which helps, to some degree, offset the effects of the below average snowfall.

The day of the annual meeting is also the culmination of our management succession plan announced in November 2010. Ken Gibbons will step down as Chief Executive Officer of your Company and its subsidiary at the close of business on May 16th, and David Silverman will assume CEO responsibilities. We hope you will join us immediately following the 4 PM annual meeting at Spruce Camp Base Lodge, Stowe Mountain Resort for a celebration.

Enclosed is your dividend check or advice of deposit, representing a dividend of $0.25 per share to shareholders of record April 28, 2012, and payable May 9, 2012.

Sincerely,

Kenneth D. Gibbons
Chairman & Chief Executive Officer

David S. Silverman
President

First Quarter Financial Report

DIRECTORS – UNION BANKSHARES, INC.

Kenneth D. Gibbons—Chairman	David S. Silverman
Cynthia D. Borck	John H. Steel
Steven J. Bourgeois	Schuyler W. Sweet
Timothy W. Sargent	Neil J. Van Dyke

DIRECTORS – UNION BANK

Kenneth D. Gibbons—Chairman	David S. Silverman
Cynthia D. Borck	John H. Steel
Steven J. Bourgeois	Schuyler W. Sweet
Timothy W. Sargent	Neil J. Van Dyke

OFFICERS – UNION BANKSHARES, INC.

Kenneth D. Gibbons—Chairman & CEO
David S. Silverman—President
Marsha A. Mongeon—Vice President/Treasurer/CFO
John H. Steel—Secretary
JoAnn A. Tallman—Assistant Secretary

REGIONAL ADVISORY BOARDS

NORTHERN NEW HAMPSHIRE

Judy F. Aydelott	Schuyler W. Sweet
Joel S. Bourassa	Norrine A. Williams
Stanley T. Fillion	

ST. ALBANS

Steven J. Bourgeois	Daniel J. Luneau
Coleen K. Kohaut	Samuel H. Ruggiano

ST. JOHNSBURY

J.R. Alexis Clouatre	Rosemary H. Gingue
Dwight A. Davis	Justin P. Lavely
Kirk Dwyer	Nancy J. Poulos

ALL: Kenneth D. Gibbons

OFFICERS – UNION BANK

William J. Andreas—Vice President	Littleton
Tracy Pierce Ash—Assistant Treasurer	Littleton
Rhonda L. Bennett—Vice President	Morrisville
Jessica L. Bunnell—Residential Loan Officer	St. Johnsbury
Therese H. Butler—Assistant Vice President	Morrisville
Stacey L.B. Chase—Assistant Treasurer	Morrisville
Jeffrey S. Ciochetto—Senior Vice President	Morrisville
Jeffrey G. Coslett—Senior Vice President	Morrisville
John Currier—Assistant Vice President	Groveton
Michael C. Curtis—Vice President	St. Albans
Peter J. Eley—SVP, Managing Trust Officer	Morrisville
Kenneth D. Gibbons—Chairman & CEO	Morrisville
Don D. Goodhue—Vice President	Morrisville
Melissa A. Greene—Asst. Vice President	Hardwick
Karyn J. Hale—Vice President	Morrisville
Claire A. Hindes—Asst. Vice President	Morrisville
Robert D. Hofmann—Senior Vice President	Morrisville
Patricia N. Hogan—Vice President	Morrisville
Tracey D. Holbrook—Regional Vice Pres.	St. Johnsbury
Lura L. Jacques—Asst. VP, Trust Officer	St. Albans
Lynne P. Jewett—Assistant Vice President	Morrisville
Stephen H. Kendall—Vice President	Morrisville
Dennis J. Lamothe—Vice President	St. Johnsbury
Susan F. Lassiter—Vice President	Jeffersonville
Christine S. Latulip—Regional Vice President	Littleton
Edward L. Levite—Senior Loan Originator	So. Burlington
Virginia M. Locke—Assistant Vice President	Littleton
Carrie R. Locklin—Assistant Vice President	Morrisville
Robyn A. Masi—Vice President	Stowe
Sherrie A. Menard—Assistant Vice President	Morrisville
Marsha A. Mongeon—Sr. Vice President, CFO	Morrisville
Karen Carlson Noyes—Vice President	Morrisville
Barbara A. Olden—Vice President	St. Johnsbury
Deborah J. Partlow—Asst. VP, Sr. Trust Officer	Morrisville
Bradley S. Prior—Assistant Treasurer	Morrisville
Craig S. Provost—Vice President	Stowe
Robert J. Richardson—Vice President	Morrisville
David S. Silverman—President	Morrisville
Judy R. Smith—Assistant Vice President	St. Albans
John H. Steel—Secretary	Morrisville
Curtis C. Swan—Assistant Vice President	Fairfax
JoAnn A. Tallman—Assistant Secretary	Morrisville
Francis E. Welch—Assistant Vice President	Morrisville
Martha J. Wilkins—Assistant Treasurer	Lyndonville
Lorraine G. Willett—Assistant Vice President	Morrisville

CONSOLIDATED BALANCE SHEETS (unaudited, in thousands)

ASSETS	March 31, 2012	March 31, 2011
Cash and due from banks	$5,050	$5,154
Federal funds sold & overnight deposits	14,443	24,842
Interest bearing deposits in banks	23,482	13,065
Investment securities	46,198	25,987
Loans held for sale	12,084	2,614
Loans, net	425,640	369,290
Reserve for loan losses	(4,406)	(3,908)
Premises and equipment, net	10,368	7,896
Other real estate owned, net	1,426	1,410
Accrued interest & other assets	21,117	13,302
Total Assets	$555,402	$459,652
LIABILITIES & SHAREHOLDERS' EQUITY		
Noninterest bearing deposits	$75,511	$61,362
Interest bearing deposits	249,312	195,136
Time deposits	153,187	127,521
Borrowed funds	27,281	26,892
Accrued interest & other liabilities	9,617	6,960
Common stock	9,847	9,847
Additional paid-in capital	280	267
Retained earnings	38,498	37,537
Accumulated other comprehensive loss	(4,295)	(2,047)
Treasury stock at cost	(3,836)	(3,823)
Total Liabilities & Shareholders' Equity	$555,402	$459,652

Standby letters of credit were $1,949,000 and $1,433,000 at March 31, 2012 and 2011, respectively.

CONSOLIDATED STATEMENTS OF INCOME (unaudited, in thousands)

	March 31, 2012	March 31, 2011
Interest income	$6,196	$5,498
Interest expense	910	961
Net interest income	5,286	4,537
Provision for loan losses	180	150
Net interest income after provision for loan losses	5,106	4,387
Trust income	147	132
Noninterest income	1,756	1,269
Noninterest expenses:		
Salaries & wages	2,234	1,730
Pension & employee benefits	1,058	817
Occupancy expense, net	344	290
Equipment expense	345	296
Other expenses	1,560	1,447
Total	5,541	4,580
Income before taxes	1,468	1,208
Income tax expense	241	180
Net income	$1,227	$1,028
Earnings per share	$0.28	$0.23
Book value per share	$9.09	$9.37